Filed Pursuant to Rule 424(b)(7)

Registration No. 333-131026

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED JANUARY 25, 2006)

2,366,491 Shares

NEOMAGIC CORPORATION

Common Stock

This prospectus supplement supplements the prospectus, dated January 25, 2006, relating to the resale by selling stockholders of up to 2,366,491 shares of our common stock. We issued these shares of our common stock to the selling stockholders in a private placement transaction.

This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Our common stock is listed on the Nasdaq Global Market under the symbol “NMGC.” On November 30, 2006, the last sale price of our common stock was $4.51 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 27 OUR QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDING OCTOBER 29, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2006

SELLING STOCKHOLDERS

The shares of common stock and warrants to purchase common stock were originally issued by us in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to persons reasonably believed by us to be accredited investors. Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell, pursuant to this prospectus supplement and the prospectus, any or all of the shares and the shares of common stock into which the warrants are exercisable.

The information in the table appearing under the caption “Selling Stockholders” in the prospectus dated January 25, 2006, is further supplemented by adding the information below with respect to persons not previously listed in the prospectus supplement, and by superseding the information with respect to persons previously listed in the prospectus with the information set forth below. The information is based on information provided to us by or on behalf of the selling stockholders, and we have not independently verified this information. The selling stockholders may offer all, some or none of the shares of common stock or the common stock into which the warrants are exercisable. Because the selling stockholders may offer all or some portion of the common stock, we cannot estimate the amount of the common stock that will be held by the selling stockholders upon termination of any of these sales; the table below assumes that all selling stockholders will sell all of their common stock, unless otherwise indicated. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common stock and warrants since the date on which they provided the information regarding their ownership of common stock in transactions exempt from the registration requirements of the Securities Act.

The number of shares of common stock that may be sold includes only shares of common stock into which the warrants are initially exercisable. The conversion rate of the warrants and the number of shares of common stock issuable upon conversion of the warrants is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the warrants are convertible may change.

Based upon information provided by the selling stockholders, none of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

The following table sets forth the number of shares owned by the selling stockholders as of November 28, 2006.

On August 12, 2005, we effected a five-for-one reverse stock split of our common stock. The share numbers listed below are all on a post-reverse stock split basis.

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering(1)			Shares Issuable upon Exercise of Warrants (4)	Number of Shares Being Offered (5)	Shares Beneficially Owned After Offering(1)(2)
	Number		Percent (3)			Number	Percent (3)
AIGH Investment Partners, LLC	400,000	(6)	4.1%	200,000	600,000	600,000	6.2%
Anfel Trading Ltd	37,500		*	18,750	56,250	56,250	*
Bristol Investment Fund, Ltd.	—		*	20,833	20,833	20,833	*
CAM Co.	50,000		*	25,000	75,000	75,000	*
Cranshire Capital, L.P.	—		*	41,667	41,667	41,667	*
Dr. Joshua A. Hirsch	20,000		*	10,000	30,000	30,000	*
Excalibur Limited Partnership	—		*	25,000	25,000	25,000	*
Fame Associates	16,667		*	8,333	25,000	25,000	*

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering(1)		Shares Issuable upon Exercise of Warrants (4)	Number of Shares Being Offered (5)	Shares Beneficially Owned After Offering(1)(2)
Ganot Corporation	41,667	*	20,833	62,500	62,500	*
Hershel P. Berkowitz	80,000	*	40,000	120,000	120,000	1.2%
Smithfield Fiduciary LLC	—	*	41,667	41,667	41,667	*
Iroquois Master Fund Ltd.	—	*	41,667	41,667	41,667	*
Jack M. Dodick, MD	50,000	*	25,000	75,000	75,000	*
James Kardon	2,833	*	1,416	4,249	4,249	*
Jeffrey L. Schwartz	1,334	*	667	2,001	2,001	*
LaPlace Group, LLC	83,333	*	41,666	124,999	124,999	1.3%
Nite Capital LP	—	*	20,833	20,833	20,833	*
Omicron Master Trust	—	*	14,234	14,234	14,234	*
Rockmore Investment Master Fund (7)	13,198	*	6,599	19,797	19,797	*
Portside Growth and Opportunity Fund (8)	28,469	*	0	28,469	28,469	*
SRG Capital LLC (9)	—	*	33,332	33,332	33,332	*
Truk Opportunity Fund, LLC (10)	—	*	35,249	35,249	35,249	*
Truk International Fund, LP (11)	—	*	2,250	2,250	2,250	*
Steven W. Spira	16,666	*	8,333	24,999	24,999	*
Whalehaven Capital Fund Limited	—	*	66,667	66,667	66,667	*

Total	841,667	8.7%	749,996	1,591,663	1,591,663	16.5%

*	Less than 1% of our outstanding common stock.
(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 promulgated under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.
(2)	Assumes that selling stockholders exercise their warrants in full and sell all shares registered under this registration statement except for shares issuable if a dilutive financing occurs. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and the selling stockholders may decide not to sell their shares that are registered under this registration statement. This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.
(3)	Based on 9,650,682 shares outstanding as of November 28, 2006.
(4)	This column lists the number of shares issuable upon exercise of warrants held by the selling stockholders to purchase shares of our Common Stock at $9.00 per share. The number of shares issuable pursuant to each warrant may be adjusted if we effect a dilutive issuance; such shares were not included when calculating the numbers in this column.
(5)	This column shows the number of shares registered for sale by each selling stockholder, including shares issuable upon exercise of warrants but excluding shares issuable if a dilutive financing occurs.
(6)	AIGH Investment Partners, LLC may become a greater than 5% holder of the Company’s common stock while this registration is effective. Assuming full exercise of the warrant held by AIGH, their beneficial ownership would be 600,000 shares (6.2%). The principal business office of AIGH is 6006 Berkeley Ave., Baltimore, MD 21209.
(7)	Rockmore Investment Master Fund shares and warrants were acquired from Omicron Master Trust.
(8)

Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares acquired by Portside Growth and Opportunity Fund, in or through this offering or through this prospectus, and will receive no compensation whatsoever in connection with sales of shares through this prospectus.

(9)	SRG Capital LLC warrants were acquired from Truk Opportunity Fund LLC.
(10)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.
(11)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk International Fund, LP. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP.